22004158

SEC
Mail Processing
Section

MAR 03 2022

Washington DC
413

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-67499 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHOPOFF SECURITIES, INC. CRD 142866

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18565 Jamboree Road, Suite #200
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William A. Shopoff (Name) 949-417-1397 (Area Code – Telephone Number) bshopoff@shopoff.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

18500 Von Karman Ave, 10th Flr (Address) Irvine (City) CA (State) 92612 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) 23 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHOPOFF SECURITIES, INC. CRD 142866, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNE B. CASSINGHAM
Notary Public - California
Orange County
Commission # 2330666
My Comm. Expires Aug 18, 2024

Signature: [signature]

Title: CEO and President

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**SHOPOFF SECURITIES, INC.**

**FINANCIAL STATEMENTS**

**December 31, 2021**

# INDEX TO FINANCIAL STATEMENTS

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors of Shopoff Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Pursuant to Rule 15c3-3(e) of the Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control

Requirements Pursuant to Rule 15c3-3(b) of the Securities and Exchange Commission (collectively, the "supplemental information"), have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BAKER TILLY US, LLP**

Baker Tilly US, LLP

We have served as the Company's auditor since 2007.

Irvine, California

February 28, 2022

**SHOPOFF SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2021**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 625,831 |
| Commissions receivable from related parties | | 188,686 |
| Prepaid expenses | | 2,369 |
| Fixed assets, net | | 2,124 |
| Total assets | $ | 819,010 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Commissions payable | $ | 22,613 |
| Commissions payable to SRI employees (Note 5) | | 254,769 |
| Other accrued liabilities | | 11,056 |
| Due to affiliate | | 80 |
| Total liabilities | | 288,518 |
| | | |
| **Commitments and Contingencies (Note 7)** | | |
| | | |
| **Stockholder's Equity** | | |
| Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding | | 5 |
| Additional paid-in-capital | | 539,000 |
| Accumulated deficit | | (8,513) |
| Total stockholder's equity | | 530,492 |
| Total liabilities and stockholder's equity | $ | 819,010 |


*The accompanying notes are an integral part of these financial statements.*

**SHOPOFF SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2021**

| | | |
|---|---|---|
| **REVENUES** | | |
| Underwriting fees | $ | 1,387,231 |
| Commissions | | 142,488 |
| Due diligence fees | | 16,592 |
| Total revenues | | 1,546,311 |
| **EXPENSES** | | |
| Commissions and compensation | | 971,336 |
| Professional fees | | 109,539 |
| Licenses and fees | | 48,940 |
| Rent | | 47,381 |
| General and administrative | | 11,582 |
| Total expenses | | 1,188,778 |
| **OPERATING INCOME** | | 357,533 |
| Gain on lease termination (Note 2) | | 20,148 |
| **NET INCOME** | $ | 377,681 |


*The accompanying notes are an integral part of these financial statements.*

## SHOPOFF SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## For the Year Ended December 31, 2021

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| **BALANCE – December 31, 2020** | 5,500 | $ 5 | $ 539,000 | $ (386,194) | $ 152,811 |
| Net Income | – | – | – | 377,681 | 377,681 |
| **BALANCE – December 31, 2021** | 5,500 | $ 5 | $ 539,000 | $ (8,513) | $ 530,492 |



*The accompanying notes are an integral part of these financial statements.*

## SHOPOFF SECURITIES, INC.
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2021

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 377,681 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Gain recorded for termination of lease agreement (Note 2) | | (20,148) |
| Non-cash rent expense | | 5,465 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable from related parties | | (186,356) |
| Prepaid expenses | | 854 |
| Commissions payable | | (41,015) |
| Commissions payable to SRI employees (Note 5) | | 254,769 |
| Other accrued liabilities | | 1,189 |
| Due to affiliate | | (805) |
| **Net cash provided by operating activities** | | 391,634 |
| **NET INCREASE IN CASH** | | 391,634 |
| **CASH** - beginning of year | | 234,197 |
| **CASH** - end of year | $ | 625,831 |



*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust, dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD"), now known as the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("SRI"), a related party and entity owned by the Stockholder. During the year ended December 31, 2021, offerings included Shopoff Opportunity Fund VI, L.P., Shopoff Fund VII, L.P., and Vertimass, LLC. In addition, offerings for single asset transactions included Uptown Newport Development Co, LLC, Shopoff DLV QOZ Fund, LLC, I-10 Logistics Center, LLC, Whittier Apartment Investors, LLC, Integris DLV Opportunity Zone Fund, LLC, Shopoff Mesa Verde Fund, LLC, Shopoff Secured Credit Fund, LLC, and Shopoff Secured Credit Fund QI, LLC. The Company sells interests in such offerings on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2021, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner interests in the aforementioned funds.

As of December 31, 2021, the Company had cash of $625,831 and stockholder's equity of $530,492. Management believes that the Company's current cash position, in addition to future cash flows from operations, will be sufficient to fund the Company's obligations over the next twelve months. Moreover, the Company has historically relied on its Stockholder to fund any shortfalls from operations and the Stockholder remains committed to funding future operations to the extent the Company fails to generate sufficient liquidity through its revenue activities. As such, management believes that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of the day the financial statements were available to be issued.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

### *Cash and Cash Equivalents*

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

### *Concentration of Credit Risk*

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

### *Fixed Assets*

Fixed assets consist of equipment, furniture and fixtures which are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on fixed assets are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Fixed Assets*** (continued)

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2021, fixed assets and accumulated depreciation were $17,725 and $15,601, respectively.

***Office Lease***

The Company subleases its office space from SRI under an operating lease agreement. The Company accounts for its operating lease in accordance with Accounting Standards Update ("ASU") No. 2016-02, (Topic 842 - "Leases"). In accordance with ASU No. 2016-02, the sublease was classified as an operating lease. Upon adoption of Topic 842, the Company recognized a right-of-use asset (the office) and a lease liability for future lease payments of $383,827. The Company calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using an estimated incremental borrowing rate. As the Company's office lease does not provide a readily determinable implicit rate, the Company estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company recognized the lease payments as expense, which are included in rent expense in the accompanying statement of operations. On January 1, 2022, the Company subleased a new office from SRI, replacing the old sublease agreement which expired on December 31, 2021, and consequently reversed the right-of-use asset and lease liability related to the old sublease and recorded a gain on termination of $20,148, which is included in other income in the accompanying statement of operations. See Note 6 for additional information.

The ASU requires separation of the lease from the non-lease components (for example, maintenance services or other activities that transfer a good or service to the customer) in a contract. Only the lease components are accounted for in accordance with Topic 842. The Company had no non-lease components related to its sublease arrangement.

***Fair Value Measurements***

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, commissions receivable, commissions payable and other accrued liabilities approximate their fair value as of December 31, 2021, based on their relatively short-term nature. In the opinion of management, the fair value of payables to related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Fair Value Measurements*** (continued)

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2021, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

***Revenue Recognition***

The Company recognizes underwriting fees, commissions, and due diligence fees when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, being liable for the good or service before it is transferred and discretion in establishing the price.

***Common Control***

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

***Income Taxes***

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5% of revenue.

While electing S corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

***Subsequent Events***

The Company evaluated subsequent events through February 28, 2022, which is the day the financial statements were available to be issued. The Company has concluded that no

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Subsequent Events*** (continued)

events, other than those disclosed below, have occurred subsequent to December 31, 2021 that require consideration as adjustments to or disclosure in its financial statements.

## 3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2021, the Company had net capital of $525,999, as defined, which was $506,765 in excess of its required minimum net capital of $19,234. The Company's aggregate indebtedness to net capital ratio as of December 31, 2021 was 0.55-to-1.

The Company is exempt from SEC Rule 15c3-3 as a non-covered firm because the Company limits its business activities exclusively to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

## 4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2021, the Stockholder had contributed an aggregate of $989,567 to additional paid-in capital; however, no contributions were made by the Stockholder during the year ended December 31, 2021. From inception through December 31, 2021, the Company made aggregate distributions of $450,567 to its Stockholder; however, no distributions were made to its Stockholder during the year ended December 31, 2021.

## 5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. SRI is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of SRI and William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in SRI. The general partner of each of the related party funds discussed in Note 1 is indirectly majority owned by the Stockholder of the Company.

All Company revenues were derived from funds and entities related to the Company for the year ended December 31, 2021 were as follows:

| Fund Name | Status at December 31, 2021 | 2021 Revenues |
|---|---|---|
| Shopoff DLV QOZ Fund, LLC | Active | $ 524,175 |
| Shopoff Opportunity Fund VI, L.P. | Closed | $ 346,953 |
| Vertimass, LLC | Active | $ 151,875 |
| Whittier Apartment Investors, LLC | Active | $ 148,730 |
| Integris DLV Opportunity Zone Fund, LLC | Active | $ 106,000 |
| I-10 Logistics Center, LLC | Closed | $ 80,561 |
| Shopoff SolTerra BTR Development, LLC | Active | $ 75,715 |
| Shopoff Mesa Verde Fund, LLC | Active | $ 56,314 |
| Shopoff Fund VII, L.P. | Active | $ 55,456 |
| Uptown Newport Development Co, LLC | Closed | $ 532 |
| Shopoff Fountain Valley Fund, LLC | Active | $ 0 |
| Shopoff Secured Credit Fund, LLC | Active | $ 0 |
| Shopoff Secured Credit Fund QI, LLC | Active | $ 0 |

For the investment funds described above, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1.25% of the gross capital contributions with respect to ownership interests sold.

In June 2007, the Company entered into an expense sharing agreement with SRI. The term of the agreement was for one year and automatically renews unless terminated by the Company or SRI upon thirty days advance notice. Subject to the terms of this agreement, SRI agrees to provide the Company with management and back-office services as described in the agreement. According to such agreement, unless the costs related to these services would cause the net capital of the Company to fall below the minimum net capital requirement, the Company is required to reimburse SRI for its share of services and expenses shared with SRI based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not yet been paid by SRI. As of December 31, 2021, a liability of $80 related to such expenses is included in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

## 5. RELATED PARTY TRANSACTIONS (continued)

During the year ended December 31, 2021, the Company recognized $1,387,231 of underwriting fees which is presented as underwriting fees in the accompanying statement of operations. Of this amount, $1,198,545 was received during the year ended December 31, 2021, and the outstanding balance as of December 31, 2021, of $188,686 was accrued and presented as commissions receivable from related parties in the accompanying statement of financial condition. Such amount was collected subsequent to December 31, 2021.

During the year ended December 31, 2021, the Company incurred $971,336 of commissions which is presented as commissions and compensation in the accompanying statement of operations. Of this amount, $693,954 was paid during the year ended December 31, 2021. The outstanding balance as of December 31, 2021, of $277,382 of commissions payable is presented as $22,613 of commissions payable and $254,769 of commissions payable to SRI employees, respectively, in the accompanying statement of financial condition. Such amounts were paid subsequent to December 31, 2021.

## 6. OFFICE LEASE

During the year ended December 31, 2021, the Company incurred $47,381 of rent expense related to its office space that was subleased from SRI under an operating lease agreement.

On November 19, 2021, SRI subleased a new office located in Irvine, California, replacing the old subleased office which expired on December 31, 2021. The new office became available for SRI's use on December 15, 2021. On January 1, 2022, the Company subleased a space in the new office from SRI, replacing the old sublease agreement which expired on December 31, 2021. The new office became available for the Company's use on January 1, 2022.

The table below presents lease-related assets and liabilities as of January 1, 2022:

| | | |
|---|---|---|
| **Assets** | | |
| Operating lease right-of-use asset | $ | 234,717 |
| **Liabilities** | | |
| Lease liability | $ | 231,085 |

***Supplemental Information***

The table below presents supplemental information related to the Company's new operating lease which commenced on January 1, 2022:

| | |
|---|---|
| Weighted average remaining lease term | 5.0 years |
| Weighted average discount rate | 4 % |

## 6. OFFICE LEASE (continued)

### *Undiscounted Cash Flows*

The table below reconciles the undiscounted cash flows of the Company's new operating lease for each of the next five years to the operating lease liabilities:

| | |
|---|---|
| 2022 | $ 43,578 |
| 2023 | 53,862 |
| 2024 | 50,855 |
| 2025 | 57,142 |
| 2026 | 53,952 |
| Total minimum lease payments | 259,389 |
| Less imputed interest | (24,672) |
| Present value of future minimum lease payments | $ 234,717 |

## 7. COMMITMENTS AND CONTINGENCIES

### *FINRA Matters*

During the year ended December 31, 2017, FINRA, acting through its Member Regulation Department, initiated another review of the Company's records as part of its 2017 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. By letter dated April 30, 2018, FINRA advised the Company that the Member Regulation Department's review and exceptions related to certain marketing materials for various affiliate offerings, involving compliance with FINRA communications rules, had been referred to the Enforcement Department for its review and disposition. Since that date, the Company has received no further information from FINRA regarding this matter.

During the year ended December 31, 2020, FINRA, acting through its Member Regulation Department, initiated another review of the Company's records as part of its 2020 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 29, 2020, FINRA concluded the 2020 examination by noting three exceptions relating to FINRA communications rules, and on February 3, 2021, FINRA issued a cautionary statement regarding these exceptions but did not refer any matter for any further action.

### *Other*

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management,

## 7. COMMITMENTS AND CONTINGENCIES (continued)

***Other*** (continued)

such matters are not expected to have a material adverse effect on the Company s financial position or results of operations. The Company is not aware of any active commitments and contingencies as of December 31, 2021.

## 8. COVID-19 Impact

The COVID-19 outbreak in 2020 has led to severe disruptions and uncertainty in the global supply chain, capital markets and economies, and those disruptions have since intensified and will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures being put in place by global governmental bodies and reserve banks at various levels as well as by private organizations to contain or mitigate its spread had adversely affected economic conditions and capital markets globally, and had led to significant volatility in the financial markets. The ultimate impact and duration on global and financial markets and the effects on the Company are difficult to evaluate as they present material uncertainty due to the potential effects on personnel and business continuity or disruption, valuation of financial assets and liabilities and potential severe disruption to financial markets. Management cannot, at this point, estimate the ultimate impact on the Company's business and its financial performance.

# SUPPLEMENTAL INFORMATION

## SHOPOFF SECURITIES, INC.
## SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2021

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity from statement of financial condition | $ | 530,492 |
| Less: Non-allowable assets | | |
| Prepaid expenses | | (2,369) |
| Fixed assets, net | | (2,124) |
| Net capital | $ | 525,999 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 19,234 |
| Minimum dollar net capital required for reporting broker/dealer | | 5,000 |
| Net capital requirement (greater of above) | | 19,234 |
| Excess net capital (regulatory net capital less net capital requirement) | | 506,765 |
| **AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION** | $ | 288,518 |
| Ratio of aggregate indebtedness to net capital | | 0.55-to-1 |
| Reconciliation of net capital as reported on the unaudited Form X-17A-5, Part 2 | | |
| Net capital as reported | $ | 505,421 |
| Post-closing adjustment: | | |
| Recognition of gain on termination of office lease | | 20,148 |
| Accruing for commissions revenue and related commissions expense, net | | 430 |
| Audited net capital | $ | 525,999 |

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5, as amended, as of December 31, 2021.



*See Report of Independent Registered Public Accounting Firm.*

## SHOPOFF SECURITIES, INC.
## SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(e) OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote to 74 SEC Release 34-70073 and therefore is not subject to the Rule.

## SHOPOFF SECURITIES, INC.
## SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3(b) OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

**EXEMPTION REPORT**

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

**Report of Independent Registered Public Accounting Firm**

To the Directors and Members of
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which management stated that:

(1) Shopoff Securities, Inc. (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and

(2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Shopoff Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**BAKER TILLY US, LLP**

Baker Tilly US, LLP

Irvine, California
February 28, 2022

**Shopoff Securities, Inc.'s Exemption Report**

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Shopoff Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Shopoff Securities, Inc.

I, William A. Shopoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: William A. Shopoff

Title: CEO and President

**February 28, 2022**

## AGREED-UPON PROCEDURES

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

**Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures**

To the Board of Directors of
Shopoff Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of Shopoff Securities Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the

year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

**BAKER TILLY US, LLP**

Baker Tilly US, LLP

Irvine, California
February 28, 2022